VIA EDGAR

January 31, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Rakip
Staff Accountant

Re:	Tejon Ranch Co.
Form 10-K for fiscal year ended December 31, 2011
Filed March 12, 2012
File No. 1-7183

Dear Mr. Rakip,

This letter confirms that Tejon Ranch Co., or the Company, received the January 18, 2013 comment letter of the Staff of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (filed March 12, 2012).

The Company requires additional time to respond to the comment letter. Accordingly, we advise the Staff that the Company will provide its response to these comments on or prior to February 12, 2013.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (661) 663-4222.

Best regards,

/s/ Allen E. Lyda
Allen E. Lyda
Senior Vice President and Chief Financial Officer
Tejon Ranch Co.